
13002963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2013
WASH, D.C.
193
SECTION

FINANCIAL STATEMENTS AND AUDITOR'S REPORT
ABBVIE PUERTO RICO SAVINGS PLAN
(f/k/a ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO))
DECEMBER 31, 2012 AND 2011

B102042

CONTENTS



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Inc. Employee Benefit Board of Review
AbbVie Puerto Rico Savings Plan (f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico))

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico)) (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan (Puerto Rico) as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Chicago, Illinois
June 25, 2013

AbbVie Puerto Rico Savings Plan
(f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico))
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2012	2011
Assets		
Cash	$ 450	$ 325
Investments, at fair value	240,396	218,111
Notes receivable from participants	19,095	19,374
Due from brokers	787	333
Total assets	260,728	238,143
Liabilities		
Due to brokers	226	255
NET ASSETS AVAILABLE FOR BENEFITS	$260,502	$237,888

The accompanying notes are an integral part of these statements.

AbbVie Puerto Rico Savings Plan
(f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico))
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,567
Participant	10,882
Total contributions	16,449
Investment income	
Net appreciation in fair value of investments	27,332
Interest and dividends	6,450
Net investment income	33,782
Interest income on notes receivable from participants	607
Total additions	50,838
Deductions	
Benefits paid to participants	28,151
Other expenses	73
Total deductions	28,224
NET INCREASE	22,614
Net assets available for benefits	
Beginning of year	237,888
End of year	$ 260,502

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico)) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

On January 1, 2013, Abbott Laboratories' ("Abbott") separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. ("AbbVie"); the diversified medical products businesses remained with Abbott. Effective January 1, 2013, the Abbott Laboratories Stock Retirement Plan (Puerto Rico) was renamed AbbVie Puerto Rico Savings Plan and the plan sponsor was renamed AbbVie Ltd (formerly Abbott Pharmaceuticals PR Ltd.).

Employees of AbbVie's (formerly Abbott's) selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer Trust Company and Mercer HR Outsourcing LLC (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended for Plan years beginning on or after January 1, 2011). Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2012 and 2011, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offered the following investment options in 2012 and 2011: Abbott common shares, American Funds (including EuroPacific Growth Fund, Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Money Market Fund (Institutional), Vanguard Extended Market Index Fund, Vanguard Institutional Developed Markets Fund, Vanguard Institutional Index Fund, and Wellington Mid Cap Growth Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts.

During 2012 the BlackRock Mid Cap Value Equity Fund and Dodge & Cox Balanced Fund were replaced with the Vanguard Mid-Cap Value Index Fund – Admiral and GMO Global Asset Allocation Series Fund, respectively.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2012 and 2011, forfeitures reduced Abbott's contributions by $6,691 and $1,782, respectively. No forfeitures were available at the end of 2012 and 2011 to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In January 2010, the FASB amended the rules regarding fair value measurement to include, among other things, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan adopted this amendment in its December 31, 2011 financial statements. This amendment did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures. The guidance has been applied to the December 31, 2012 financial statement and it did not have a material impact on the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

Money market mutual fund – Valued at the published net asset value of $1 per unit.

Collective trust fund - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The following tables summarize the basis used to measure assets at fair value at December 31, 2012 and 2011 (dollars in thousands):

	Basis of Fair Value Measurement			
2012	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 142,922	$ -	$ -	$ 142,922
Hospira	1,744	-	-	1,744
Total common stock	144,666	-	-	144,666
Mutual funds				
Growth	9,513	-	-	9,513
Blend	23,396	-	-	23,396
Value	10,307	-	-	10,307
Money market	35,763			35,763
Income	15,080	-	-	15,080
Total mutual funds	94,059	-	-	94,059
Collective trust fund				
Growth (a)	-	1,671	-	1,671
Total assets at fair value	$ 238,725	$ 1,671	$ -	$ 240,396

	Basis of Fair Value Measurement			
2011	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 124,232	$ -	$ -	$ 124,232
Hospira	2,103	-	-	2,103
Total common stock	126,335	-	-	126,335
Mutual funds				
Growth	8,098	-	-	8,098
Blend	14,244	-	-	14,244
Value	16,442	-	-	16,442
Money market	39,593			39,593
Income	11,258	-	-	11,258
Total mutual funds	89,635	-	-	89,635
Collective trust fund				
Growth (a)	-	2,141	-	2,141
Total assets at fair value	$ 215,970	$ 2,141	$ -	$ 218,111

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

(a) The collective trust fund does not have a readily determinable fair value and is valued at its net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Abbott common shares	$142,922	$124,232
PIMCO Money Market	35,763	39,593

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2012 and 2011 is presented below:

	2012	2011
Abbott common shares, 2,182,013 and 2,209,360 shares, respectively (dollars in thousands)	$142,922	$124,232
Market value per share	$65.50	$56.23

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$20,792
Mutual funds	6,427
Collective trust funds	113
	$27,332

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares. Bank of New York Mellon is the custodian of these shares and therefore is considered a party in interest.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On November 15, 2010, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and, consequently, is exempt from local income tax. The Plan has been amended since the letter was issued, including amendments to comply with the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G – SUBSQUENT EVENTS

The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.

NOTE G – SUBSQUENT EVENTS - Continued

Effective January 1, 2013 the Plan was renamed AbbVie Puerto Rico Savings Plan and a new Abbott Plan, "Abbott Laboratories Stock Retirement Plan (Puerto Rico)", was created. Assets totaling approximately $109 million were transferred from the Plan to the new Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan
(f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico))
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		$ 142,922
Hospira, Inc., common stock		1,744
Mutual funds		
American Funds EuroPacific Growth Fund, Class R6		6,895
American Funds Growth Fund of America, Class R6		9,513
American Funds The Investment Company of America Fund, Class R6		5,973
American Funds Washington Mutual Investors Fund, Class R6		2,184
Blackrock International Opportunities Fund		2,196
GMO Global Asset Allocation Series Fund, Class R6		7,579
PIMCO All Asset Fund		6,371
PIMCO Money Market Fund (Institutional)		35,763
PIMCO Total Return Fund		8,709
Vanguard Extended Market Index Fund		2,306
Vanguard Developed Markets Index Fund		866
Vanguard Institutional Index Fund		3,554
Vanguard Mid-Cap Value Index Fund - Admiral		2,150
Collective trust fund		
Wellington Mid Cap Growth Fund		1,671
*Loans to participants, 3.25% to 9.50%		19,095
		$ 259,491

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBIT

23.1 Consent of Independent Registered Public Accounting Firm – AbbVie Puerto Rico Savings Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date: June 25, 2013

By: 

Michael J. Thomas
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – AbbVie Puerto Rico Savings Plan



Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 25, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of the AbbVie Puerto Rico Savings Plan (f/k/a Abbott Laboratories Stock Retirement Plan (Puerto Rico)) on Form 11-K for the year then ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statements of AbbVie, Inc.'s previously filed S-8 Registration Statement for the AbbVie Savings Program as follows:

File No.	Effective Date
333-185564	December 19, 2012

Grant Thornton LLP

Chicago, Illinois
June 25, 2013